Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19041

VIA EDGAR

December 18, 2019

Ms. Beverly Singleton
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C.  20549

Re:	Standard Diversified Inc. Form 10-K for the Fiscal Year Ended December 31, 2018 Filed March 11, 2019 File No. 001-36696

Dear Ms. Singleton:

This letter is to confirm our recent conversation regarding an extension of time for Standard Diversified Inc. (the “Company”), our client, to respond to the comment letter of the Staff of the Securities and Exchange Commission, dated December 16, 2019 (the “Comment Letter”).  Due to holiday schedules, the Company has requested an extension of time, until January 10, 2020, to complete its response to the Comment Letter.  Based on our conversation, I understand this to be acceptable.

Thank you very much for your courtesy in this matter.

Sincerely,

/s/ Justin W. Chairman

Justin W. Chairman

cc:	Edward J. Sweeney, Standard Diversified Inc.